

By Electronic Mail

November 17, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: 2nd Vote Funds
Issuer CIK: 0001811168
Issuer File Number: 333-239127/811-23577
Form Type: 8-A12B
Filing Date: November 17, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- 2ndVote Life Neutral Plus ETF (LYFE)
- 2ndVote Society Defended ETF (EGIS)

The Exchange requests acceleration of registration of these security under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listings Analyst